FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated December 14, 2016

TRANSLATION
Autonomous City of Buenos Aires, December 14, 2016

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Changes in the Board of Directors and the Supervisory Committee of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VII of the Buenos Aires Stock Exchange Regulations to report changes in the composition of the Board of Directors and of the Supervisory Committee of YPF S.A. (the "Company").

In this regard, please be advised that the Board of Directors of the Company, on its meeting held on December 14, 2016, considered and accepted the resignation of Mr. Sergio Pablo Antonio Affronti as Alternate Director for Class D shares, strictly for personal reasons.

Additionally, please be advised that Mr. Gustavo Eduardo Gutiérrez resigned as a member of the Supervisory Committee for Class D shares, for strictly personal reasons. As resolved by the Shareholders' Meeting on April 29, 2016, Mr. Gutiérrez will be replaced by Mrs. Silvana Rosa Lagrosa until the election of new members of the Supervisory Committee by the next Shareholders' Meeting.

Yours faithfully,

Daniel González
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: December 16, 2016	By:	/s/ Daniel González
	Name: Title:	Daniel González Market Relations Officer